

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2020

John Norman
Chief Executive Officer
Evolution Development Group, Inc.
10949 Esteban Drive
Ft. Myers, FL 33912

   Re: Evolution Development Group, Inc.
    Amendment No. 1 to Offering Statement on Form 1-A
    Filed February 26, 2020
    File No. 024-11127

Dear Mr. Norman:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Part II
Offering Summary and Summary of Risk Factors
Offering Summary, page 13

1. Refer to your response to comment 1. Please clarify in the Offering Summary and in Revenue Share that all Class B common stock sold in the offering will participate in the revenue share pool, and that consistent with Article III(f)(v) of your Amended and Restated Articles of Incorporation, Class B common stock issued before January 1, 2019 does not participate in the revenue share pool. Add risk factor disclosure in this regard.

Description of the Business, page 48

2.   Refer to your response to comment 5. Please clarify the relationship between you and Ryan Norman, and reconcile your response that Ryan Norman is not presently under contract with your website, which includes an entire section and video on Ryan Norman and shows him racing an EVO car.

Compensation of Directors and Executive Officers, page 64

3.   Please update this section to disclose the executive compensation of directors and executive officers for the fiscal year ended December 31, 2019.

Security Ownership of Management and Certain Securityholders
Table of Beneficial Ownership, page 67

4.   Please clarify in the table any amount of Participating Class B common stock and Non-Participating Class B common stock.

Part III
Index to Exhibits, page 108

5.   Refer to your response to comment 12. Please file the written consent of Kendall Almerico and the complete "testing the waters" materials as exhibits to your offering circular. It appears that many pages of the "testing the waters" materials on your website are not included in Exhibit 1A-13.

You may contact Theresa Brillant at 202-551-3307 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services